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                                                                    EXHIBIT 17.1
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                                                             TCR

                           J. William Uhrig                  Investors
                           (212) 605-3206                    of Private Capital


Three Cities Research, Inc.
650 Madison Avenue
New York, New York 10022
(212) 838-9660




                                  June 14, 2000

Board of Directors
Genesis Worldwide Inc.
2600 Kettering Tower
Dayton, Ohio 45423

Dear Sirs:

         On June 2, 2000, I sent each of you a letter in which I presented seven areas where I believe Richard E. Clemens has failed as president and chief executive officer of Genesis Worldwide Inc. I urged that he be replaced and a manager capable of dealing with the challenges facing Genesis be hired. Neither Mr. Clemens nor the Chairman of the Board would call a meeting to discuss this serious issue. When I forced a meeting, the Genesis Board of Directors rejected the proposal to replace Mr. Clemens with only Mr. Fornataro and I voting for a change and all other directors (except Mr. Graber who was absent) voting to continue on the present path.

         I have done everything within my power to preserve shareholder value. Because I disagree with the Board of Directors on this fundamental issue, and it has been made clear that the other members of the board believe that Mr. Clemens'performance is acceptable, there is nothing more I can do to protect shareholder value and thus must leave the board. Accordingly, I resign effective immediately, from my position as a director of Genesis Worldwide Inc.

         I have been troubled by the insignificant number of shares of Genesis stock held by the board members (and the fact that most of the shares held were not purchased in the market) and urge the Board to buy stock as proof of their commitment and to show that they are in the same boat as the shareholders. To avoid any insider trading problems, I offer the shares I and the partnerships I represent own and/or control (approximately 390,000 shares).





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         I request that you disclose my resignation and my disagreement with the
Board of Directors in accordance with Item 6 of Securities and Exchange Commission Form 8-K.

                                                    Very truly yours.

                                                    /s/ J. William Uhrig


                                                    J. William Uhrig







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